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     As filed with the Securities and Exchange Commission on June 30, 2003
                          File Nos. 33-62470; 811-7704
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  FORM N-18f-1

                NOTIFICATION OF ELECTION TO RULE 18f-1 UNDER THE
                         INVESTMENT COMPANY ACT OF 1940

                              SCHWAB CAPITAL TRUST

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                           (Exact Name of Registrant)

                            NOTIFICATION OF ELECTION

      The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by shareholders of record, subject to the limits set forth in Rule 18f-1 under the Investment Company Act of 1940, with respect to the following series of the Registrant: those series that commenced operations prior to August 15, 1996; Schwab International Index Fund(R), Schwab Small-Cap Index Fund(R), Schwab MarketTrack(TM) Growth Portfolio (formerly Schwab Asset Director High Growth Fund), Schwab MarketTrack Balanced Portfolio (formerly Schwab Asset Director Balanced Growth Fund), Schwab MarketTrack Conservative Portfolio (formerly Schwab Asset Director Conservative Growth Fund), Schwab S&P 500 Fund, and Schwab Core Equity Fund(TM) (formerly Schwab Analytics(R) Fund), as of April 6, 1998; Schwab MarketTrack All Equity Portfolio (formerly Schwab Asset Director Aggressive Growth Fund), as of January 29, 1999; Institutional Select S&P 500 Fund, Institutional Select Large-Cap Value Index Fund, and Institutional Select Small-Cap Value Index Fund, as of February 1, 1999; Schwab Total Stock Market Index Fund, as of June 1, 1999; Communications Focus Fund, Financial Services Focus Fund, Health Care Focus Fund, Technology Focus Fund, Schwab Hedged Equity Fund as of August 30, 2002, and Schwab Small-Cap Equity Fund(TM) as of the date hereof. It is understood that this election is irrevocable to all such series of the Registrant (but is inapplicable to any other series of the Registrant, unless a future election is made for such other series of the Registrant prior to the date such other series commences operations) while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

      Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the Registrant has caused this notification of election to be duly executed on the 30th day of June, 2003.

                                           SCHWAB CAPITAL TRUST

                                           By:      /s/ Alice Schulman
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                                                    Alice Schulman
                                                    Assistant Secretary

Attest:  /s/ Christopher Webb
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         Christopher Webb